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                                                                     EXHIBIT 3.6


                            CERTIFICATE OF AMENDMENT
                                       OF
                   SIXTH RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 NITROMED, INC.

                         Pursuant to Section 242 of the
                General Corporation Law of the State of Delaware
                            ------------------------

         NitroMed, Inc. (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Laws of the State of Delaware, does hereby certify as follows:

         At a duly called meeting of the Board of Directors, a resolution was duly adopted pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Sixth Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly adopted said amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

         RESOLVED: That Article III, Part A, of the Sixth Restated Certificate of Incorporation of the Corporation shall be amended as follows:

         (1) Article III, Part A, Section A.3(a) of the Sixth Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

                  "A.3(a) The holders of shares of Series E Stock shall be entitled to receive, out of funds legally available therefor, dividends of $0.5763 per share per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), payable when and as declared by the Board of Directors of the Corporation. Such dividends shall accrue and shall be cumulative from the date of issuance of each share of Series E Stock, whether or not declared, provided, however, if the Corporation consummates an initial firm commitment underwritten public offering of its Common Stock registered under the Securities Act of 1933, as amended (an "IPO") on or before December 31, 2003, such dividends shall be deemed to have accrued from the date of issuance of each share of Series E Stock up to and including October 31, 2003, whether or not declared, irrespective of the actual consummation date of the IPO. The Corporation shall not declare or pay any dividend on shares of Series A, B, C and D Preferred Stock, Series F Junior Stock or Common Stock until the holders of Series E Stock then outstanding shall have first received a dividend at the rate specified in this Section A.3(a)."

         (2) Article III, Part A, Section A.7(a)(ii) of the Sixth Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

                  "A.7(a)(ii) In the event any Series Preferred Stockholder exercises the right to convert shares of Series Preferred Stock into shares of Common Stock, pursuant to this Section A.7, all accrued or declared but unpaid dividends payable pursuant to Section A.3(a) and/or A.3(b) herein, as the case may be, with respect to each share of Series Preferred Stock so converted shall be converted into that number of fully paid and nonassessable shares of Common Stock equal to the quotient of the aggregate dollar amount of accrued or declared but unpaid dividends on such share of Series Preferred Stock divided by the Dividend Conversion Price. The "Dividend Conversion Price" shall be (i) $12.50 per share (subject to adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations and like occurrences), if such conversion occurs on or before December 31, 2003; or (ii) fair market


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         value of the Common Stock as determined by the Board of Directors of the Corporation, if such conversion occurs on or after January 1, 2004."

         (3) Article III, Part A, Section A.7(j) of the Sixth Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

                  "A.7(j) Upon either (1) the consummation of an IPO pursuant to which (A) Common Stock is offered to the public at a price of at least $14.4074 per share (subject to adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations and like occurrences), and (B) the net proceeds to the Corporation are at least $15,000,000, or (2) the written election of the holders of at least sixty six and two-thirds percent (66 2/3rd %) of the Series Preferred Stock then outstanding, voting together as one class, each share of Series Preferred Stock then outstanding shall, by virtue of and immediately prior to the closing of such IPO or at the time specified by such written election and without any action on the part of the holder thereof, be deemed automatically converted into that number of shares of Common Stock in which the Series Preferred Stock would be convertible if such conversion were to occur at the time of the IPO or at the time specified by such written election. The holder of any shares of Series Preferred Stock converted into Common Stock pursuant to this Section A.7(j) shall be entitled to payment of all declared but unpaid dividends, if any, payable on or with respect to such shares up to and including the date of the closing of such IPO which shall be deemed the Conversion Date for purposes of this Section A.7(j).

                  Notwithstanding anything herein to the contrary (including without limitation, the antidilution provisions of Section A.7 of this Part A), upon conversion of the Series E Stock and Series F Preferred Stock in connection with an IPO (whether such conversion is pursuant to subsection (1) or (2) above) that is consummated:

                  (A) on or before December 31, 2003, each share of Series E Stock outstanding immediately prior to the IPO shall be converted into
         1.1526 shares of Common Stock and each share of Series F Stock shall be converted into 1.073364 (subject to adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations or like occurrences); or

                  (B) on or after January 1, 2004, each share of Series E Stock outstanding immediately prior to the IPO shall be converted into a number of shares of Common Stock equal to the quotient of $14.4074 (subject to adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations or like occurrences) divided by the price per share at which Common Stock is offered to the public in the IPO (exclusive of underwriter discounts and commissions, the "IPO Share Price")), rounded up to the nearest one-tenth of a share (e.g., if the IPO Share Price is $10.00, then each share of Series E Stock shall convert into 1.4407 shares of Common Stock [$14.4074 / $10.00 = 1.4407]) and each share of Series F Stock shall be converted into a number of shares of Common Stock at the then effective Series F Conversion Price."

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 26th day of September, 2003.


                                             NITROMED, INC.


                                             By: Michael D. Loberg
                                                 --------------------------
                                             Name:  Michael D. Loberg
                                             Title: Chief Executive Officer




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